Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

March 9, 2011

Jay Ingram
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-3561

Re:          Forever Zen Ltd.
Registration Statement on Form S-1
Your File No. 333-171637

Dear Mr. Ingram:

We write on behalf of Forever Zen Ltd. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated February 4, 2011 by Jessica Dickerson, Staff Attorney of the Commission’s Division of Corporation Finance commenting on the Company’s Registration Statement on Form S-1 filed January 11, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

general

1.
certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company.  securities act rule 419 applies to a company issuing penny stock that is a development stage company with no specific plan or purpose, or whole business plan is to engage in a merger or acquisition with an unidentified company or companies.  in discussion this definition in the adopting release, the commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of rule 419.”  please see rule 419 and securities act release no. 6932 (april 28, 1992).  your disclosure indicates the following:

•	you are a development stage company with no revenues and have received going concern opinions from your auditor;
•	you issue penny stock;
•	you have nominal assets consisting only of cash; and
•	you anticipate that you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding.

these facts suggest that you are a blank check company and that the terms of your offering should comply with rule 419. please revise the registration statement accordingly, or supplementally provide a detailed explanation as to why rule 419 does not apply.

In response to this comment, the Company is not a “blank check company” as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the Registration Statement need not comply with the requirements of Rule 419.  As explained in detail in the Registration Statement, the purpose of the Company is to design, manufacture, and sell a line of skincare products specifically for men.  The Company has no plans or intentions to merge with any other entity.

The above points made by the staff correctly suggest that the Company is a start-up company, and the Commission has given specific guidance that, “Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  Securities Act Release No. 33-6932.

Furthermore, the Company believes it would be misleading to inform prospective investors that it intends to acquire some other business or company, when it has no intention to do so.  And pragmatically, complying with Rule 419 would render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, and other information disclosed throughout.

2.	please note the updating requirements of rule 8-02 and 8-08 of regulation s-x.

In response to this comment, the Company included the financial statements for the quarter ended January 31, 2011.

risk factors, page 6

because we have no real operating history and a new business model…page 7

3.
you state in the first sentence that you “have not completed the development of any products for [y]our skin care product business…”  however, in the next risk factor and elsewhere throughout your registration statement, you state that you have developed three products that are ready for sale and distribution.  please revise your registration statement as appropriate to reflect the current status of your products.  additionally, if you retain the “ready for sale and distribution” language, please explain, in an appropriate section, how your products are ready for sale and distribution as you do not indicate any agreements with manufacturers or any means for current distribution.  in this regard, we note that the “buy now” feature on your website is currently disabled.

In response to this comment, the Company revised the disclosure to clarify that it has formulated three products and finalized product packaging; the Company will manufacture and package its products using a combination of in-house and outsourced manufacturing.  In due course, if business grows, the Company plans to enter into more long-term, high volume agreements with manufacturers.  The Company has corrected the Registration Statement by deleting the sentence indicating that it has not completed the development of any products.

if we are unable to hire and retain key personnel…page 8

4.
in discussing “certain key personnel”, you state that “the loss of any of those individuals may have a substantial effect on [y]our future success or failure.”  you also refer to management as “them” in the forth sentence.  these statements give the impression that you have more than one employee.  please revise this risk factor to clarify that you have one employee who serves in all official management and operational capacities.

In response to this comment, the Company revised the disclosure to clarify that the Company has one employee that serves in all official management and operational capacities.

new legislation, including the sarbanes-oxley act of 2002, page 10

5.	please revise this risk factor to avoid describing the sarbanes-oxley act as “new” or “recent”, or reference specific rules and regulations that fit this description.

In response to this comment, the Company made the correction requested.

directors, executive officers, promoters and control persons, page 15

6.
we note your statements that ms. kylo has been a certified canadian realtor since 1990 and that she worked for form 1 land inc. from 2007 and 2009.  please revise this section to clarify whether ms. kylo has been working as a certified canadian realtor during any of the past five years.  additionally, disclose ms. kylo’s business experience in 2006 and 2010.  finally, please explain how ms. kylo’s experience running a cosmetics business for three years over 20 years ago qualifies her to manage the company.

In response to this comment, the Company revised the disclosure to indicate that Ms. Kylo has worked as a Certified Canadian Realtor during the past five years.  Ms. Kylo’s experience 20 years ago running a cosmetics business for three years, though a long time ago, provided her with a basic understanding the business of manufacturing and selling cosmetics.  As a realtor, she has continued to increase her marketing and selling skills and knowledge.  Also, Ms. Kylo has maintained a keen interest in cosmetics since working in the business 20 years ago, and has followed and studied the industry on a continuing basis.

7.	please discuss ms. kylo’s specific experience, qualifications, attributes or skills that led you to the conclusion that she should serve as your sole director.

In response to this comment, the Company advises that Ms. Kylo is the founder of the Company, and the idea to create a line of cosmetics for men.  She has led the development of the products, raised money for the venture, and in that connection been entrusted by the shareholders to lead the Company through its development.  She has extensive experience in sales and marketing in the cosmetics business, and more recently, as a realtor.  She is intelligent, organized and determined, and she has knowledge of alternative “eastern” practices such as meditation, and natural ingredients, developed in connection with her personal interest over a period of decades.  In the Company’s view, she can be compared to Anita Roddick, the founder of The Body Shop, who grew a small alternative cosmetics business in rural England, starting with only a few rudimentary products, into a multibillion dollar company.  Ms. Kylo has similar ambitions.

8.
we note your disclosure of your director and executive officer’s involvement in certain legal proceedings during the past five years,  please ensure that you describe any of the regulation s-k item 401(f) events that occurred during the past ten years.

In response to this comment, the Company revised the disclosure to comport with Item 401(f) of Regulation S-K.

description of business, page 18
general

9.	please include disclosure estimating the amount spent on research and development activities. refer to item 101(h)(4)(x) of regulation s-k.

In response to this comment, the Company included disclosure about research and development expenditures pursuant to Item 101 of Regulation S-K.

business of company, page 18

10.
we note here and on page 21 that your products are “inspired” by eastern spiritualism and philosophies” and that you intend for your products to “cater to men who wish to meet their grooming and skincare needs through a disciplined and holistic approach that incorporates diet, exercise, and an eastern philosophy.”  please revise your disclosure to explain how eastern spiritualism and philosophies have shaped your products and how your products incorporate diet, exercise, and an eastern philosophy.

In response to this comment, the Company advises that Ms. Kylo was inspired by her exposure to eastern ideals of spirituality and philosophy and that has guided her formulation of the products.  She is particularly inspired by Taoism, which is based on the fundamental belief that the world is in a state of flux or Tao.  This state manifests through Yin and Yang. Yin represents the female energy of compassion, softness, intuitive knowledge, flexibility etc. Yang represents the male energy of strength dominance, heat, sun, light etc. Taoism teaches that all objects have varying degrees of Yin and Yang. It’s this mixture of Yin and Yang that has inspired Ms. Kylo’s approach to a total health regime.  She believes that if you incorporate diet, exercise, and yoga with the right skincare treatments the benefits will be much greater than by just using skincare products alone.

11.
you state that you “intend to manufacture and distribute [y]our product online initially, and eventually through conventional skincare retailers.”  please revise your disclosure to include a discussion of when you expect to begin the rollout of your products.  additionally, please disclose whether you have the necessary information technology and manufacturing and distribution networks in place.  if you do not, please disclose whether you have taken any steps to reach that capability.  in this regard, we note on page 24 that you have begun negotiations for the manufacture of your product on a contract basis.

In response to this comment, the Company has revised its disclosure to indicate that it has the information technology in place necessary to facilitate the sale of all online products.  The Company’s manufacturing thus far has all been in-house, with discussion in place to relocate the manufacturing to outside manufacturers with the capability to produce larger quantities of the product. At present, manufacturing consists of sourcing ingredients and containers from third parties, and packaging the product with the help of Ms. Kylo’s friends and family, some of whom are investors, who assist on an as-needed basis with no expectation of compensation.  Product rollout is anticipated to begin within 4 to 8 months.  If the company is successful at raising additional capital in the near term, this will accelerate the product rollout because certain preliminary activities such as product marketing and relationship building with Internet bloggers and social media “hubs” can be outsourced to professionals instead of being done in-house by Ms. Kylo and family and friends.  At this time the Company does not have any channels of distribution other than our Internet portal.

men and skincare, page 18

12.
we note the disclosure on page 18-21 regarding certain industry reports (e.g., datamonitor, euromonitor international, comscore, and cowen & co. reports).  please disclose whether the information in these reports represents the most recently available data and there remains reliable.  please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite.  further, please confirm that the sources are widely available to the public.  if any sources are not publicly available, either file consents or explain to us why you are not required to do so under rule 436 of regulation c and section 7 of the securities act.  to expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.  we may have additional comments after we review your response.

In response to this comment, the Company has amended the filing to indicate that the information in the industry reports cited is publicly available, and that the Company has not funded or been otherwise closely affiliated with any of the sources that it cites.  The Company also has copies of each source and highlighted the relevant information in order to expedite the staff’s review.  The Company will fax the material to the staff upon filing the amendment.

men’s grooming and skincare industry, page 20

skincare, page 20

13.
you state, “global skincare markets have no fear of being threatened by the suffering economy”.  please reconcile this statement with the last risk factor on page 7, which discusses the effects that the general economic downturn may have on your business.

In response to this comment, the Company has revised the Registration Statement by deleting this statement.

e-commerce: the online shopping market, page 21

14.
we note your discussion of 2006 online spending in the first paragraph.  considering the downturn in the economy since 2006, please revise this section to provide current statistics.  similarly, please ensure that the 2011 and 2012 predictions you provide in the second and third paragraphs reflect current expectations. finally, we note the 20% estimate you provide for e-commerce sales growth in 2007.  please disclose actual 2007 e-commerce sales growth, or remove the estimated sales growth figure.

In response to this comment, the Company has amended the filing to provide updated information and statistics regarding online spending.

our products, page 21

15.
please provide support for your characterization of the “the current success of online sales for men’s skincare products”.  in this regard, we note your discussion of e-commerce sales growth refers to e-commerce generally and not specifically to men’s skincare products.

In response to this comment, the Company has amended the filing so that “the current success of online sales for men’s skincare products,” reads, “the current success of online sales generally.” This follows the Company’s prior discussion of e-commerce sales growth with greater consistency.

16.	please explain how your products will be beneficial to helping men find “harmony with self and nature”.

In response to this comment, the Company has revised the Prospectus to state that “the Company intends to market its products, in part, by suggesting that, in using the product, men will find harmony with self and nature.”

17.
please disclose the current status of the products in the bulleted list on page 22.  specifically, please disclose whether you are actively developing each product or whether you have not yet started development but plan to do so in the future.  if you plan to begin development in the future, please disclose when you expect to begin development.  refer to item 101(h)(4)(iii) of regulation s-k.

In response to this comment, the Company has revised its disclosure to state that it is currently in the development stage of working on shaving oil called “Shave”.  However, this product is not yet complete and thus is not ready for manufacturing or sale.  The Company estimates it will take a year before it is ready to start selling this product.  Additionally, the Company has plans to expand its line of products to include: shaving cream, aftershave, creams for oily/dry skin, anti-wrinkle creams and a body wash.  The aforementioned products are still very much in the initial stages of development and therefore the company doesn’t foresee producing or selling these products for a minimum of eighteen months.

our website, page 22

18.
you state in the second sentence of the first paragraph that your website “is one of the sales channels through which [you] sell [y]our product.”  please remove this statement, as well as the third sentence, as it appears you do not currently sell your products.

In response to this comment, the Company has revised these sentences.

19.
in the second paragraph, you state that your website includes “a general discussion of skin therapies and products, and recommended strategies for skincare.”  please remove this statement as your website does not appear to include such a discussion.

In response to this comment, the Company revised the disclosure to state that "Currently we maintain one website, www.foreverzen.net, which in the near future will include information regarding our skincare products, a general discussion of skin therapies and products, and recommended strategies for skincare. Currently, our site is under maintenance.”

20.	please disclose the terms of your “total satisfaction guarantee”.

In response to this comment, the Company has revised the Prospectus, adding a statement that the Company will refund the full purchase price to any purchaser who returns a product citing dissatisfaction.

21.	in the last paragraph, we note the other means by which you intend to earn revenue. please disclose whether you have taken any steps toward realizing these intentions.

In response to this comment, the Company has revised its disclosure to clarify that it has not taken any steps to realize its intentions in regards to obtaining product referrals, sponsorships, and affiliate fees from third parties.

competition, page 23

22.	please revise this section to explain how you compete primarily, in part, on brand name recognition when your competitors have greater brand recognition that you.

In response to this comment, the Company has revised the section to clarify that the Company is building its brand recognition starting with a small group of people interested in this particular niche, and intends to expand from there.  This is the model used by Anita Roddick to grow The Body Shop; however, rather than retail, like The Body Shop, we intend to grow through niche internet marketing.

intellectual property, page 23

23.	please disclose whether you have filed patent applications for the three products you state are ready for sale and distribution.

In response to this comment, the Company has revised its disclosure to indicate that we have not filed any patent applications for our three products.

employees, page 23

24.	please disclose whether churyl kylo works full-time for the company. refer to item 101(h)(4)(xii) of regulation s-k.

In response to this comment, the Company has revised its disclosure to confirm that Ms. Kylo devotes approximately 50% of her time to the Company.

25.	please remove reference to management “team” as you currently have only one member of management. similarly, please remove references to “directors” throughout the registration statement.

In response to this comment, the Company has removed references to “team” and “directors” and similar references.

26.	we note your statements that you intend to expand current management and employ sales representatives. please tell us when you anticipate hiring such personnel.

In response to this comment, the Company advises that it has no imminent plans to expand management and employ sales representatives; hiring additional personnel will depend on the successful expansion of the business.

description of property, page 24

27.	please disclose whether your current property is adequate and suitable for your needs. refer to instruction 1 to item 102 of regulation s-k.

In response to this comment, the Company has added a disclosure stating that the Company’s current property is adequate and suitable for its needs.

management’s discussion and analysis, page 24

product development, page 24

28.
you state that your products have “unique and innovative anti-aging qualities relative to similar products in the marketplace.”  in the business section, please be sure you fully describe what makes your products’ anti-aging qualities unique and innovative.

In response to this comment, the Company has deleted this disclosure.

sales and distribution strategy, page 24

29.
 we note your statement that you “will conduct special promotions providing small amounts of [y]our products to a few major stores, while allowing them to pay [you] on a net 90 basis.”  please also disclose, if true, that there is no guarantee that these stores will accept your special promotions and sell your product.

In response to this comment, the Company has revised our disclosure, stating that “it our intention to conduct such promotions, but that there is no guarantee stores will agree to participate.”

liquidity and capital resources, page 26

30.
you state that you have insufficient cash for the next twelve months.  please revise your disclosure to also state the estimated deficiency in dollar terms.  provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity.  in discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

In response to this comment, the Company has revised its disclosure regarding liquidity and capital resources.  We estimate that we will require roughly $101,600 to meet the Company’s cash needs over the next 12 months.  The Company’s monthly rate of expenditure is approximately $7,467.   The Company hopes to conduct an equity financing during the next 12 months.  If the financing is successful, the Company will increase its expenditures on product development and marketing in line with available resources.  If the Company is unable to raise additional capital from third parties, the Company’s CEO, Churyl Kylo, may provide shareholder loans to sustain operations through the development phase.  There is no assurance that an equity raise will be successful; nor has Ms. Kylo guaranteed that she will provide shareholder loans to the Company.

Legal	$15,000
Accounting & audit	$14,000
Information Technology	$5,000
Product development and formulation	$10,000
Product ingredients and packaging	$40,000
Office expenses	$4,000
Travel	$1,000
Meals & Entertainment	$600
Marketing	$12,000

Estimated Total Expenses	$101,600

registration rights

31.	we note the reference to the filing of a form 8-a, however, it is not clear to us whether you intend to register your securities under section 12(b) or 12(g) of the 34 act. please advise.

In response to this comment, the Company intends to file a Form 8-A upon the effectiveness of its Registration Statement. The Exchange Act registration will be under Section 12(g).

financial statements

statement of cash flows, page f-5

32.
please revise to disclose the effect exchange rate changes on cash balances held in foreign currencies as part of your reconciliation of the change in cash and cash equivalents.  please see asc 830-230-45-1.

In response to this comment, the amount involved is not material to the current financial statements, but the Company will review the effects of exchange rate changes in future filings and disclose if material.

item 15. recent sales of unregistered securities, page 34

33.
you state that the 1,500,000 shares sold to ms. kylo were issued at $0.04 per share for $30,000 in proceeds.  please revise this disclosure to state an accurate per share and aggregate selling price.  in this regard, we note that 1,500,000 shares sold at $0.04 per share would total $60,000 in proceeds.

In response to this comment, the Company revised the disclosure to indicate the share price was $0.02 per share.

34.
for both the march and june 2010 sales, please state briefly the facts you relied upon to make the exemption available.  additionally, for the june 2010 private placement, please indicate the specific rule(s) of regulation s under which you claim exemption form registration.  refer to item 701(d) of regulation s-k.

In response to this comment, the Company revised the disclosure accordingly.

item 17.  undertakings, page 34

35.
we note that your registration statement includes the undertakings required for registrants relying on rule 430b as well as those for registrants relying on rule 430c.  it does not appear, however, that the company is relying on rule 430b in the prospectus as filed.  please clarify which rule the company is relying on in this filing by including only the undertakings required for that rule.  if the company intends to rely on rule 430b, please advise us of the basis for your belief that the company is eligible to do so.

In response to this comment, the Company revised the undertaking section accordingly.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 312-6255.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.

Enclosure (Acknowledgment by the Company)